Exhibit 99.(d)(11)(B)

SCHEDULE A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Massachusetts Financial Services Company

(d/b/a MFS Investment Management)

Dated June 30, 2020

Amended as of March 3, 2025

Series	Fee (as an annual percentage of average
daily net assets of the Series):

Guardian All Cap Core VIP Fund	0.24% on first $500 million in assets;

0.20% for assets over $500 million

Guardian Total Return Bond VIP Fund	0.13%